Continental Materials Corporation

200 South Wacker Drive, Suite 4000

Chicago, Illinois 60606

January 2, 2013

VIA EDGAR CORRESPONDENCE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                             Continental Materials Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Forms 10-Q for Fiscal Quarters Ended March 31, 2012, June 30, 2012

and September 30, 2012

Filed May 15, 2012, August 14, 2012, and November 13, 2012

File Number 1-3834

Dear Mr. O’Brien:

We are writing in response to your letter dated November 30, 2012, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Forms 10-Q for fiscal quarters ended March 31, 2012, June 30, 2012 and September 29, 2012. The above referenced Comment Letter incorrectly identified the end of the Company’s 2012 third fiscal quarter as September 30, 2012, however Comment #5 (below) correctly identifies September 29, 2012 as the fiscal quarter-end.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.  Please note that we intend to address all of the issues that are raised in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

Financial Condition, Liquidity and Capital resources, page 8

January 2, 2013

1.                                      In future filings, please disclose the amount available to borrow under your Revolving Credit Agreement without violating any of the covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 5.13 of the Financial Reporting Codification for guidance.

RESPONSE: At December 31, 2011, the Company had a Revolving Credit Facility of $20,000,000 available against which the Company had borrowed $8,150,000 as disclosed in Note 5 to the December 29, 2011 consolidated financial statements. The remaining $11,850,000 was available to borrow without violating any of the covenants. We will include such disclosure in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012.

2.                                      In future filings, please clarify whether you obtained the waiver of the Fixed Charge Coverage Ratio covenant due to an expected violation. Also, please disclose the actual Fixed Charge Coverage Ratio at the latest balance sheet date, considering the covenant is currently scheduled to return for the computation period ending March 31, 2013, and you are apparently in discussions to seek further waiver.

RESPONSE: The Company acknowledges your comment and will include such disclosure, as appropriate, in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012. Please note that the Fixed Charge Coverage Ratio is actually scheduled to be reinstated as of the Company’s 2013 first fiscal quarter-end which is March 30, 2013. The ratio is calculated on a rolling twelve-month basis. We add here that we are currently working on the accounting treatment of the settlement of the Pikeview litigation (reported in our Form 8-K filing with the Commission dated December 17, 2012 and press release of the same date) that will determine whether we are likely to need a waiver for any of the first three quarters of 2013. We have deferred further discussions with our bank until the accounting treatment is determined. The bank continues to indicate its’ willingness to accommodate the Company going forward. The settlement of the Pikeview litigation will be discussed in sufficient detail to address its’ effect on the covenants included in our Credit Agreement.

Results of Operations, page 12

3.                                      In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in sales, gross profit ratio, and operating loss at the consolidated and segment levels. Please refer to Items 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising loss from continuing operations, as appropriate, including rising raw material and transportation costs. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

January 2, 2013

RESPONSE: In those instances where our business segments track unit sales we have revised Management’s Discussion and Analysis (“MD&A”) of the Results of Operations to reasonably quantify how much the change in sales is attributable to volume and selling price changes. In each instance however changes in product mix is a factor in the change in sales from one period to the next which we cannot quantify. The Door segment does not track unit sales, therefore it is not practically possible to quantify the changes in sales of the Door segment due to volume and price changes. Also, our Heating and Cooling segment does not track unit sales of fan coils, one of their two principal product lines.

Three of our four business segments have more than one product line. While the Evaporative Cooling segment has only one product line, it has multiple residential, commercial and industrial models within its evaporative cooler line. As noted above, our Door segment does not keep track of unit sales nor does the Heating and Cooling segment track unit sales of fan coils. Therefore, to quantify the effect of volume and selling price changes on the gross profit rate for the Door segment is practically impossible. To do so for the other segments would involve calculations that we do not currently do. Calculating the effect on the gross profit ratio from volume and selling price changes independently would necessarily entail estimates and assumptions that would yield a result that may not be reliable and most likely, in our opinion, would not be meaningful. Finally, quantifying the impact of changes in product mix on the gross profit rate, if possible, would be a very time consuming exercise.

With regard to “pass-through” price increases, it is the Company’s experience that there are no “pass-through” price increases. While the Company may experience increases in costs for raw materials, energy, labor and other items, our market place (i.e. the customers and our competitors) is the principal determinative factor in our being able to increase our selling prices.

Below is a comparison of the original MD&A discussion for each of our business segments as it appeared in Form 10-K for the year 2011 with our proposed revised discussion. Again, where possible we have reasonably quantified the effect of volume and price changes on sales results for three of our four segments. For the reasons cited above we have not attempted to quantify the effect of volume and price changes on the gross profit rate or operating income. The “Comment” sections below are intended for clarification only and are not intended to be part of the MD&A nor would they be included in future filings with the Commission.

Concrete, Aggregates and Construction Supplies Segment

2011 vs. 2010 - Original

Sales in the CACS segment fell by $7,364,000 (18.8%) due to the continuing weak construction market. Many of the jobs serviced in 2011 were publicly financed construction projects. Housing starts in the served market area remained at a depressed level. Ready mix concrete volume in 2011 was 19.3% less in 2011compared to 2010. The average price of ready-mix concrete fell by 2.7% reflecting a more intense level of competition in the slow market. Higher diesel fuel prices added approximately $1.50 to the per yard delivery costs in 2011 compared to the prior year. The gross profit per cubic yard declined by $8.28 due to the reduced volume, lower ready-mix prices

January 2, 2013

and higher fuel costs. Sales of aggregates (sand, crushed limestone and gravel), including internal consumption, were down 15.9% compared to 2010 though both years were ones of very low volume. The combined gross profit from all aggregate operations in 2011 was $1,392,000 compared to a gross profit of $2,762,000 in 2010.

2011vs. 2010 - Revised

Sales in the CACS segment fell by $7,364,000 (18.8%) due to the continuing weak construction market. Many of the jobs serviced in 2011 were publicly financed construction projects. Housing starts in the served market area remained at a depressed level. Ready mix concrete sales were $7,044,000 lower in 2011. Ready mix volume accounted for approximately $5,468,000 of this decrease while lower prices and product mix changes accounted for the balance of the lower ready-mix sales. Ready mix concrete volume in 2011 was 19.3% less compared to 2010. The average price of ready-mix concrete fell by 2.7% principally reflecting a more intense level of competition in the slow market. Higher diesel fuel prices added approximately $1.50 to the per-yard delivery costs in 2011 compared to the prior year. The gross profit per cubic yard declined by $8.28 due to the reduced volume, lower ready-mix prices and higher fuel costs. Sales of aggregates (sand, crushed limestone and gravel), including internal consumption, were down 15.9% compared to 2010 though both years were ones of very low volume. Aggregate sales, including internal consumption, were $1,230,000 lower (12.6%) reflecting primarily the lower volume. The combined gross profit from all aggregate operations in 2011 was $1,392,000 compared to a gross profit of $2,762,000 in 2010. Sales of other construction materials were up $286,000 (8.9%) in 2011 compared to 2010.

Door Segment

2011 vs. 2010 - Original

Door sales in 2011 were $424,000 (3.3%) less than the previous year. The decline in sales here is also related to the weak construction market particularly within the State of Colorado. A more competitive bidding environment resulted in a decrease in the gross profit ratio to 23.0% in 2011 from 23.6% in 2010.

Comment — The Door segment system does not track unit sales of doors, hardware or other products. Most of the Door segment sales are from bid jobs. The jobs bid from one year to the next vary by size and type of products required. Bid prices vary by job and may be higher or lower than similar jobs bid in the prior year depending on the competition. Therefore, it is not practical to quantify how much the change in sales from one period to the next is due to volume, price or product mix. Therefore we propose no changes to the MD&A for the Door segment.

Heating and Cooling Segment

2011 vs. 2010 - Original

Sales in the Heating and Cooling segment decreased by $1,665,000 (4.3%) compared to 2010.  Sales of fan coils dropped by 35% due to a slow commercial construction market particularly hotel construction. In addition, a focus to improve profit margins on fan coils resulted in the

January 2, 2013

Company not bidding some jobs where the projected profit margin was not acceptable. Sales of furnaces and heaters were 8.8% higher in 2011. The higher level of sales for these products was due in part to some rehabilitation projects at multifamily dwellings. The segment’s gross profit ratio improved from 22.3% in 2010 to 24.2% in 2011 due to improved factory productivity, product sales mix and better purchasing methods which resulted in reductions in some material costs. Selling and administrative expenses in 2011 were approximately $664,000 lower than the previous year. Reduced marketing and sales expenses related to the fan coil product line and lower legal fees were the two principal contributors to the lower selling and administrative expenses.  As a percentage of sales such expenses were 15.9% in 2011 compared to 17.0% in 2010.

Heating and Cooling Segment

2011 vs. 2010 - Revised

Sales in the Heating and Cooling segment decreased by $1,665,000 (4.3%) compared to 2010.  Sales of fan coils dropped by approximately $4,200,000 due to a slow commercial construction market particularly hotel construction. In addition, a focus to improve profit margins on fan coils resulted in the Company not bidding some jobs where the projected profit margin was not acceptable. Unit sales of furnaces and heaters were 7.2% higher in 2011 compared to 2010.  The average selling price of furnaces and heaters was approximately 1.5% higher in 2011 due to increased selling prices and sales mix factors. Sales of furnaces and heaters were $2,293,000 higher in 2011principally due to the higher volume. The higher level of sales for these products was due in part to some rehabilitation projects at multifamily dwellings. The segment’s gross profit ratio improved from 22.3% in 2010 to 24.2% in 2011 due to improved factory productivity, product sales mix and better purchasing methods which resulted in reductions in some material costs. Selling and administrative expenses in 2011 were approximately $664,000 lower than the previous year. Reduced marketing and sales expenses related to the fan coil product line and lower legal fees were the two principal contributors to the lower selling and administrative expenses. As a percentage of sales such expenses were 15.9% in 2011 compared to 17.0% in 2010.

Comment - The Heating and Cooling segment does not track unit sales for fan coils. Therefore it is not practical to quantify how much the change in fan coil sales from one period to the next is due to volume, price or product mix.

Evaporative Cooling Segment

2011 vs. 2010 - Original

Sales of evaporative coolers increased by approximately 10.3% in 2011 compared to the prior year. Sales in the early part of 2010 were adversely affected by a carryover of inventory at some customers from the 2009 season. Selling prices were also increased in 2011 to offset higher steel costs and increases in other materials prices. The gross profit ratio in 2011 was 22.4% compared to 21.2% in 2010. The improvement in the gross profit ratio was the result of the higher production volume and a beneficial change in product sales mix. Selling and administrative

January 2, 2013

expenses were approximately $347,000 (12.7%) higher in 2011 due to higher selling expenses that typically vary with sales volume, additional sales staff and increased incentive compensation. As a percentage of sales these expenses were 12.2% and 11.9% in 2011 and 2010, respectively.

Both businesses in the HVAC group are sensitive to changes in prices for a number of different raw materials, commodities and purchased parts. Prices of steel and copper in particular can have a significant effect on the results of operations of this group. We are not currently a party to any hedging arrangements with regard to copper or steel.

2011 vs. 2010 - Revised

Sales of evaporative coolers increased by $2,374,000, approximately 10.3%, in 2011 compared to the prior year. Sales in the early part of 2010 were adversely affected by a carryover of inventory at some customers from the 2009 season. Unit sales of evaporative coolers increased by 1.8% in 2011. Average selling prices per unit increased by approximately 8.3% due to a combination of changes in product mix and a general price increase to help offset higher steel costs and increases in other materials prices. The gross profit ratio in 2011 was 22.4% compared to 21.2% in 2010. The improvement in the gross profit ratio was the result of the higher production volume and a beneficial change in product sales mix. Selling and administrative expenses were approximately $347,000 (12.7%) higher in 2011 due to higher selling expenses that typically vary with sales volume, additional sales staff and increased incentive compensation. As a percentage of sales these expenses were 12.2% and 11.9% in 2011 and 2010, respectively.

Both businesses in the HVAC group are sensitive to changes in prices for a number of different raw materials, commodities and purchased parts. Prices of steel and copper in particular can have a significant effect on the results of operations of this group. We are not currently a party to any hedging arrangements with regard to copper or steel.

The Company will endeavor to provide disclosure similar in nature as presented above in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012.

Report of Independent Registered Public Accounting Firm, page 34

4.                                      We note BKD, LLP’s statement that they audited the information on the financial statement schedule listed in the Index at Part IV, Item 15(a)2. Please request BKD, LLP to provide you with a revised report that includes reference to the information on the financial statement schedule in the two responsibility statements in the scope paragraph and in the opinion paragraph. Please refer to paragraphs .09-.13 of AU Section 551 for guidance. Please include the revised report in an amendment to your fiscal year 2011 Form 10-K.

January 2, 2013

RESPONSE: The Company has received a revised report that includes the references discussed above. It is provided with this response as an Attachment and will be included in the amendment to our fiscal year 2011 Form 10-K.

Forms 10-Q for Fiscal Quarters Ended March 31, 2012. June 30, 2012 and September 29, 2012

5.                                      Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note omission of the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in paragraph 4, and the omission of the parenthetical “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4.d. Please file an amendment to your Forms 10-Q to provide the revised certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. The amended forms need to include Items 1, 4 and 6 in their entirety. The certifications are to refer to the amended form and include an updated date. Please refer to interpretation 246.13 in the Regulation S-K section of our “Compliance & Disclosure Interpretations” for guidance.

RESPONSE: The Company has conformed the certification to the exact requirements specified in the Exchange Act Rules and Regulation S-K as identified above. The revised certifications are provided with this response as an Attachment and will be included in the amendment to our reports on Form 10-Q for each of the fiscal quarters of 2012. Finally, the Company will use the exact language, as specified, in all future filings with the Commission.

The Company specifically acknowledges the following:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 2, 2013

We hope our responses contained herein adequately address your comments. Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,
Continental Materials Corporation

/s/ Joseph J. Sum

Joseph J. Sum
Vice President and Chief Financial Officer

cc:                                James G. Gidwitz

Mark S. Nichter

January 2, 2013

List of Attachments:

1.              Revised and Reissued Report of Independent Registered Public Accounting Firm.

2.              Exhibit 31.1 — Amended Certification of the Chairman of the Board and Chief Executive Officer for the quarterly period ended March 31, 2012 with updated date.

3.              Exhibit 31.2 — Amended Certification of the Vice President and Chief Financial Officer for the quarterly period ended March 31, 2012 with updated date.

4.              Exhibit 31.1 — Amended Certification of the Chairman of the Board and Chief Executive Officer for the quarterly period ended June 30, 2012 with updated date.

5.              Exhibit 31.2 — Amended Certification of the Vice President and Chief Financial Officer for the quarterly period ended June 30, 2012 with updated date.

6.              Exhibit 31.1 — Amended Certification of the Chairman of the Board and Chief Executive Officer for the quarterly period ended September 29, 2012 with updated date.

7.              Exhibit 31.2 — Amended Certification of the Vice President and Chief Financial Officer for the quarterly period ended September 29, 2012 with updated date.

January 2, 2013

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders

Continental Materials Corporation

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Continental Materials Corporation as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.  Our audit also included the years 2011 and 2010 information on the financial statement schedule listed in the Index at Part IV, Item 15(a)2.  The Company’s management is responsible for these consolidated financial statements and financial statement schedule.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Continental Materials Corporation as of December 31, 2011 and January 1, 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana

March 30, 2012

January 2, 2013

Exhibit 31.1

AMENDED CERTIFICATION

I, James G. Gidwitz, certify that:

1.             I have reviewed this Form 10-Q for the quarterly period ended March 31, 2012 of Continental Materials Corporation;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ James G. Gidwitz
James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

January 2, 2013

Exhibit 31.2

AMENDED CERTIFICATION

I, Joseph J. Sum, certify that:

1.             I have reviewed this Form 10-Q for the quarterly period ended March 31, 2012 of Continental Materials Corporation;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.             The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ Joseph J. Sum
Joseph J. Sum
Vice President and Chief Financial Officer

January 2, 2013

Exhibit 31.1

AMENDED CERTIFICATION

I, James G. Gidwitz, certify that:

1.              I have reviewed this Form 10-Q for the quarterly period ended June 30, 2012 of Continental Materials Corporation;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and materials weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ James G. Gidwitz
James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

January 2, 2013

Exhibit 31.2

AMENDED CERTIFICATION

I, Joseph J. Sum, certify that:

1.             I have reviewed this Form 10-Q for the quarterly period ended June 30, 2012 of Continental Materials Corporation;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and materials weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ Joseph J. Sum
Joseph J. Sum
Vice President and Chief Financial Officer

January 2, 2013

Exhibit 31.1

AMENDED CERTIFICATION

I, James G. Gidwitz, certify that:

1.              I have reviewed this Form 10-Q for the quarterly period ended September 29, 2012 of Continental Materials Corporation;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and materials weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ James G. Gidwitz
James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

January 2, 2013

Exhibit 31.2

AMENDED CERTIFICATION

I, Joseph J. Sum, certify that:

1.             I have reviewed this Form 10-Q for the quarterly period ended September 29, 2012 of Continental Materials Corporation;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and materials weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 2, 2013

By:	/s/ Joseph J. Sum
Joseph J. Sum
Vice President and Chief Financial Officer